   S A M E X   M I N I N G   C O R P.

301 - 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920   FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488   EMAIL: 2samex@samex.com

FAX/LETTER

DATE:	September 8, 2008

TO:	George K. Schuler, Mining Engineer; Chris White, Branch Chief; Gary Newberry Division of Corporate Finance United States Securities and Exchange Commission

FAX #:	1 (202) 772-9368

FROM:	Larry McLean, Vice President – Operations & CFO TEL: (604) 870-9920 Ext. 102

PAGES:	9 including this cover page

RE: Samex Mining Corp. Response to SEC Comment Letter dated August 6, 2008 concerning Form 20-F for Fiscal Year ended December 31, 2007 - Filed June 30, 2008 File No. 0-13391

Dear Mr. Schuler:

Thank you for the helpful information you provided during our telephone conversations and for the extra time granted for SAMEX to submit our response to your Comments Letter dated August 6, 2008.  For ease of reference, we are providing the following information in response to your comments in the same order as listed in your Comments Letter.

1. Cautionary Language/Disclaimer for Website –  We have added the cautionary language concerning adjacent properties to our website in a link entitled “Legal” located at the bottom of the homepage.

2. Please disclose the following information for each of your properties:

The majority of the information required under the property information disclosure guidelines noted in your Comments Letter is already included in the Company’s filed Form 20-F in the section entitled “Description of Property” or in the financial statements in the “Consolidated Statements of Mineral Interests” or in Note 3 to the financial statements entitled “Mineral Interests”.  In response to your comments and the disclosure guidelines, we are providing the following additional information to further enhance the descriptions of two of the Company’s material properties; the INCA Property and the Los Zorros Property in Chile.   In relation to the Eskapa Property in Bolivia (another material property), the information already filed in the Form 20-F appears to include the information required in the disclosure guidelines related to comment 2. in your letter.

INCA Property - The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 95 mining concessions that cover an area of more than 11,500 hectares at the INCA project in Chile.  The Company acquired 100% interest in 77 concessions by staking, by purchase, or acquisition through government auctions, and has the right to acquire 100% interest in 18 concessions through four separate option purchase agreements subject to the terms described below in the Minera

Porvenir Option, the Araya Option, the Rojas Option, and the Parra Option: [Note: Further particulars of these options are described in the Company’s current Form 20-F.]

The concessions that comprise the INCA Property are described in the following table that includes the concession name, number of hectares (some concessions overlap/overlay others), national rol number (some staked concessions are still awaiting the Rol number issued upon completion of the official decree process), owned/optioned comments, and concession type (exploitation or exploration).

CONCESSION NAME	HECTARES	NATIONAL ROL N°	OWNED/OPTIONED	CONCESSION TYPE
MONTANA 15 1-10	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 16 1-10	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 17 1-10	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 18 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 19 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 20 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 21 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 22 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA 23	200	03102-8053-4	MRA. SAMEX CHILE S.A.	EXPLORATION
MONTANA 24	300	03102-8054-2	MRA. SAMEX CHILE S.A.	EXPLORATION
MONTANA 25	300	03102-8882-9	MRA. SAMEX CHILE S.A.	EXPLORATION
MONTANA 26	300	03102-8883-7	MRA. SAMEX CHILE S.A.	EXPLORATION
MONTANA I 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA II 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA III 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA IV 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA V 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA VI 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA VII 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA VIII 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA IX 1-20	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA X 1-20	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
MONTANA XI 1-20	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 1 1-20	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 2 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 3 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 4 1-15	150	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 5 1-10	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 6 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 7 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 8 1-10	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 9 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 10 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 11 1-20	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA 12 1-20	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
COLUMBIA VIII 1-20	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
TORONTO I 1-40	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
TORONTO II 1-40	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
TORONTO III 1-60	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
TORONTO IV 1-60	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
TORONTO V 1-60	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA I 1-3	3	03102-3047-2	MRA. SAMEX CHILA S.A.	EXPLOITATION
IRLANDA II 1-2	2	03102-3048-0	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA III 1	1	03102-3049-9	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA IV 1-2	2	03102-3050-2	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA V 1	1	03102-3051-0	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA VI 1	1	03102-3052-9	MRA. SAMEX CHILE S.A.	EXPLOITATION

CONCESSION NAME	HECTARES	NATIONAL ROL N°	OWNED/OPTIONED	CONCESSION TYPE
IRLANDA VII 1	1	03102-3053-7	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA VIII 1	1	03102-3054-5	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA XI 1-9	9	03102-3056-1	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA XII 1-15	15	03102-3057-K	MRA. SAMEX CHILE S.A.	EXPLOITATION
LINDA I 1-31	57	03102-3044-8	MRA. SAMEX CHILE S.A.	EXPLOITATION
LINDA II 1	1	03102-3045-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
LINDA III 1-3	3	03102-3046-4	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA X 1-4	4	03102-3055-3	MRA. SAMEX CHILE S.A.	EXPLOITATION
IRLANDA IX 1-3	3	03102-3112-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
TORONTO VI 1-25	106	03102- 3186-K	MRA. SAMEX CHILE S.A.	EXPLOITATION
	BLANCA O CONSUELO	1	03102-0525-3	ACQUIRED IN AUCTION	EXPLOITATION
	CONCEPCION 1-6	30	03102-0897-3	ACQUIRED IN AUCTION	EXPLOITATION
	JUSTA 1	5	03102-0581-8	ACQUIRED IN AUCTION	EXPLOITATION
	VIZCACHA 1-2	4	03102-2609-2	ACQUIRED IN AUCTION	EXPLOITATION
	VIZCACHA 3 1-3	15	03102-2712-9	ACQUIRED IN AUCTION	EXPLOITATION
	CALAVERITA 81-200	600	03102-0488-9	PORVENIR OPTION	EXPLOITATION
	CENTINELA	5	03102-0476-5	PORVENIR OPTION	EXPLOITATION
	CERUSITA 1-200	1000	03102-0487-0	PORVENIR OPTION	EXPLOITATION
	DELIRIO 2-4	15	03102-0484-6	PORVENIR OPTION	EXPLOITATION
	DOS AMIGOS 1-17	85	03102-0625-3	PORVENIR OPTION	EXPLOITATION
	HUERFANITA	5	03102-0482-K	PORVENIR OPTION	EXPLOITATION
	JARDINERA DE CUBA 1-2	10	03102-0493-5	PORVENIR OPTION	EXPLOITATION
	MAGALLANES	1	03102-0468-4	PORVENIR OPTION	EXPLOITATION
	MANTO DELIRIO	5	03102-0494-3	PORVENIR OPTION	EXPLOITATION
	PLANTA INCA DE ORO 1-80	400	03102-0492-7	PORVENIR OPTION	EXPLOITATION
	PORTEZUELO	5	03102-0465-K	PORVENIR OPTION	EXPLOITATION
	SAN ANTONIO	2	03102-0463-3	PORVENIR OPTION	EXPLOITATION
	TUCUMATA	5	03102-0762-4	PORVENIR OPTION	EXPLOITATION
	PROVIDENCIA 1-9	45	03102-1054-4	ARAYA OPTION	EXPLOITATION
	MATILDE 3-4	10	03102-0674-1	ROJAS OPTION	EXPLOITATION
	PUNTILLA	5	03102-0675-K	ROJAS OPTION	EXPLOITATION
	AURORA PRIMERA	5	03102-0692-K	ROJAS OPTION	EXPLOITATION
	CALIFORNIA 26-27 & 36-37	21	03102-1309-8	PARRA OPTION	EXPLOITATION
	VIZCACHA 1	3	03102-2300-K	MRA. SAMEX CHILE S.A.	EXPLOITATION
	MONTANA UNO 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	MONTANA DOS 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	MONTANA TRES 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	MONTANA CUATRO 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	MONTANA CINCO 1-30	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	ROBERT 1	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	ROBERT 2	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	ROBERT 3	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	ROBERT 4	300	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	LAS CUATRO MINAS I	100	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	LAS CUATRO MINAS II	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	LAS CUATRO MINAS III	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	LAS CUATRO MINAS IV	200	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION
	PATY 1-40	160	AWAITING ROL NO.	MRA. SAMEX CHILE S.A.	EXPLOITATION

[The following information is already included in the filed Form 20-F] -  “In order to maintain the mineral concessions, p atent payments must be paid annually to the Chilean government during the month of March.  Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit

(“M.T.U.”) which varies from month to month.  In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/10th = 3,466.8 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$7.83 per hectare for exploitation concessions).  In the case of an exploration concession the annual patent fee is calculated as one-fiftieth (1/50th) of the Monthly Tax Unit per hectare (for example, in March 2008 the M.T.U. was 34,668 x 1/50th = 693.36 Chilean Pesos per hectare which, at the average exchange rate for March 2008, equated to approximately US$1.57 per hectare for exploration concessions).”

Los Zorros Property – The Company’s Chilean subsidiary, Minera Samex Chile, S.A, has mineral rights to 64 mining concessions that cover an area of approximately 8,230 hectares that comprise the Los Zorros property in Chile.  The Company acquired the concessions by a combination of staking and acquisition through government auctions (approximately 6,497 hectares), a purchase agreement (1,429 hectares), and by the exercise of two purchase option contracts (209 hectares and 95 hectares).  The Company holds 100% interest in the concessions subject to the terms described below in the Purchase and Sale Agreement with Compania Contractual Minera Ojos del Salado, the Purchase Option Contract with Comercial Sali Hochschild S.A., the Purchase Option Contract with Compania Minera San Estaban Primera S.A., and subject to the Finder’s Fee, Bonus and Royalty described below: [Note: Further particulars are described in the Company’s current Form 20-F.]

The concessions that comprise the Los Zorros Property are described in the following table that includes the concession name, number of hectares, national rol number, owned/optioned/purchased comments, and concession type (all exploitation concessions).

CONCESSION NAME	HECTARES	NATIONAL ROL N°	OWNED/OPTIONED/PURCHASED	CONCESSION TYPE
PLACER 20 1 AL 30	300	03201-7005-2	ACQUIRED IN AUCTION	EXPLOITATION
PLACER 21 1 AL 30	300	03201-7006-0	ACQUIRED IN AUCTION	EXPLOITATION
EL ZORRO VI 1 AL 30	300	03201-7294-2	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO VII 1 AL 30	300	03201-7292-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO VIII 1 AL 10	100	03201-7295-0	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO IX 1 AL 20	200	03201-7293-4	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO X 1 AL 30	300	03201-7308-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO XI 1 AL 30	300	03201-7309-4	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO XII 1 AL 26	260	03201-7310-8	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO XIII 1 AL 29	270	03201-7311-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO XIV 1 AL 19	172	03201-7312-4	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO XV 1 AL 15	150	03201-7313-2	MRA. SAMEX CHILE S.A.	EXPLOITATION
THE FOXES ONE 1/3	152	03201-7185-7	MRA. SAMEX CHILE S.A.	EXPLOITATION
THE FOXES TWO 1/3	189	03201-7186-5	MRA. SAMEX CHILE S.A.	EXPLOITATION
THE FOXES THREE 1 AL 30 64	64	03201-7187-3	MRA. SAMEX CHILE S.A.	EXPLOITATION
THE FOXES FOUR 1 AL 20	69	03201-7188-1	MRA. SAMEX CHILE S.A.	EXPLOITATION
FOXES 1	300	03201-B059-3	MRA. SAMEX CHILE S.A.	EXPLORATION
EL ZORRO V 1 AL 9	23	03201- 7483-K	MRA. SAMEX CHILE S.A.	EXPLOITATION
PIERNAS LARGAS 1 AL 16	64	03201- 7482-1	MRA. SAMEX CHILE S.A.	EXPLOITATION
POLO 1	1	03201- 7484-8	MRA. SAMEX CHILE S.A.	EXPLOITATION
POLO 2	1	03201- 7485-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
POLO 3	1	03201- 7486-4	MRA. SAMEX CHILE S.A.	EXPLOITATION

CONCESSION NAME	HECTARES	NATIONAL ROL N°	OWNED/OPTIONED/PURCHASED	CONCESSION TYPE
POLO 4	5	03201- 7487-2	MRA. SAMEX CHILE S.A.	EXPLOITATION
POLO 5	5	03201- 7488-0	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 22 1 AL 20	200	03201-7606-9	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 23 1 AL 20	200	03201- 7607-7	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 16 A 1 AL 4	20	03201- 7665-4	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 16 B 1 AL 20	100	03201- 7666-2	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 17 1 AL 30	300	03201-7667-0	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 18 1 AL 20	200	03201-7668-9	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 19 1 AL 30	300	03201- 7669-7	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 20 1 AL 30	300	03201- 7670-0	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 21 1 AL 20	200	03201- 7671-9	MRA. SAMEX CHILE S.A.	EXPLOITATION
EL ZORRO 1 AL 2	6	03201- 7664-6	MRA. SAMEX CHILE S.A.	EXPLOITATION
BARBAS 1-7	35	03201-3085-9	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
BARBAS 21-37	72	03201-3086-7	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
BARBAS 41-58	77	03201-3087-5	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
BARBAS 61-74	70	03201-3088-3	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
BARBAS 81-100	90	03201-3089-1	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
BARBAS 101-103	14	03201-3090-5	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
CANDY 1 1-14	25	03201-5547-9	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
COSTA PINTO(1/15) 1-4 Y 6-12	51	03201-7094-K	ACQUIRED IN AUCTION	EXPLOITATION
FLOR MARIA 1-74	345	03201-2550-2	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
GOLD MINING I 1	1	03201-6533-4	PURCHASED FROM SERGIO SMOJE	EXPLOITATION
GRINGO 1-29	279	03201-3941-4	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
GRINGO 31-60	290	03201-3942-2	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
KARINA LXVIII 3-11	30	03201-5553-3	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
LA COLORINA 1-15	75	03201-2233-3	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
LA SOCIALISTA 1-20	95	03201-3022-0	PURCHASED VIA SAN ESTEBAN OPTION	EXPLOITATION
LA SOCIALISTA 11	5	03201-1012-2	PURCHASED VIA SAN ESTEBAN OPTION	EXPLOITATION
LAS VIZCACHAS 1-9	43	03201-2483-2	ACQUIRED IN AUCTION	EXPLOITATION
LEONOR 1-3	15	3201-2489-1	PURCHASED VIA HOCSCHILD OPTION	EXPLOITATION
MILAGRO 1-20	100	03201-2416-1	PURCHASED VIA HOCSCHILD OPTION	EXPLOITATION
SANTA ROSA 1-20	94	03201-2490-5	PURCHASED VIA HOCSCHILD OPTION	EXPLOITATION
NORA I	5	03201-0527-7	ACQUIRED IN AUCTION	EXPLOITATION
NORA II	5	03201-2166-3	ACQUIRED IN AUCTION	EXPLOITATION
NORA III	5	03201-2643-6	ACQUIRED IN AUCTION	EXPLOITATION
POLO 1	1	03201-6687-K	L. MARTINEZ FOR MRA. SAMEX CHILE S.A	EXPLOITATION
POLO 2	1	03201-6688-8	L. MARTINEZ FOR MRA. SAMEX CHILE S.A	EXPLOITATION
PLACER 22 1-20	100	03201-6957-7	ACQUIRED IN AUCTION	EXPLOITATION
SAN PEDRO 1-5	25	03201-1246-K	PURCHASED FROM MRA. OJOS DEL SALADO	EXPLOITATION
SANTA ANA 1-6	30	03201-6595-4	REMATE – IN LEGAL PROCESS	EXPLOITATION
LUCAS 18 1-30	300	03201-6487-7	REMATE – IN LEGAL PROCESS	EXPLOITATION
LUCAS 19 1-30	300	03201-6488-5	REMATE – IN LEGAL PROCESS	EXPLOITATION

Eskapa Property – [Note: For your ease of reference, the following is an extract of information concerning the Eskapa Property in Bolivia that is already included in the current Form 20-F filing]:

“The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.”

3. Disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.

In reviewing your comments and Industry Guide 7, it was noted that the heading for paragraph (b) is “Mining Operations Disclosure” and Industry Guide 7 applies to issuers/registrants “engaged or to be engaged in significant mining operations”.  Since all of our properties are in the exploration stage, some of the categories are not applicable, and as result were not included in the Form 20-F.   In relation to categories applicable to exploration stage properties, and in response to Comment 3, we are providing the following additional information to further enhance the descriptions of the Company’s material properties; the INCA Property and the Los Zorros Property in Chile and the Eskapa Property in Bolivia

•

Location and means of access to property, including modes of transportation utilized.

The following additional information is provided for the INCA Property, the Los Zorros Property and the Eskapa Property: Also see maps provided under Comment 4.

The INCA Property in the Atacama region of northern Chile is located approximately 90 kilometers north of the city of  Copiapo, Chile.  The property is accessed by vehicle by driving north from Copiapo on paved, two-lane highway (Highway C-17) to the village of Inca de Oro.  The INCA property western boundary is located 2.3 kilometers east of the village along a government maintained gravel road leading to the San Pedro de Cachiyuyo district and the Company’s exploration camp is situated a further 4 kilometers along this road.

The Los Zorros Property in the Atacama region of northern Chile is located approximately 60 kilometers south of the city of Copiapo, Chile.  The property is accessed by vehicle by driving approximately 60 kilometers south of the city of Copiapo on the paved, two-lane Pan American Highway (Highway 5) then traveling 5.5 kilometers east on a government maintained dirt road to the western boundary of the property and a further 4 kilometers to the Company’s exploration camp.

The Eskapa Property is situated in the southwest part of Bolivia approximately 3 kilometers east of the village of Copacabana.  The Eskapa property is accessible from both Bolivia and Chile by four-wheel drive vehicle.  The Chile access route is somewhat easier due to the better condition of roads in that country.  Starting from the city of Calama, Chile, where air service is available from and to Santiago, Chile, travel is by Route 21 to the border town of Ollague, Chile.  The first 62 kilometers of Route 21 is paved highway and the remaining 123 kilometers to Ollague is gravel and/or dirt road..  After crossing the border into Bolivia, travel is approximately 35 kilometers along dirt road following the railway tracks to the village/military outpost/train station of Chiguana and then a further 35 kilometers on dirt road to the village of Copacabana .  The property is accessed from Copacabana by a 3 kilometer dirt road constructed and maintained by the Company.

 Access within Bolivia  - From the town of Uyuni, Bolivia travel is by an improved gravel road for approximately 150 kilometers and by dirt roads for approximately 35 kilometers to the Eskapa Property.

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If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Each individual property description in the filed Form 20-F includes a statement in bold font stating “The ______ Property is without a known body of commercial ore and our activities to date have been exploratory in nature.”

4. Insert a small-scale map showing the location and access to each material property – Below are two location maps showing the location for our three material properties, the INCA Property and the Los Zorros Property in Chile, and the Eskapa Property in Bolivia:

5. Sampling, analytical procedures, controls, etc. –

For INCA Property and Los Zorros Property - Geochemical analyses on samples were performed by ALS Chemex, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparing drill core samples for analysis, the core is cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half is bagged and sealed as a sample for analysis.  To provide quality control, pre-

packaged, sealed, certified standard (include low and medium grade copper-gold pulps) and blank pulps are included for analysis by inserted them as samples in random order at approximately 1 per every 30 samples. To ensure chain of custody, the bagged samples for analysis are picked up by an agent of ALS Chemex and transported directly to the ALS Chemex laboratory at Antafagasta or at La Serena, Chile.

Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist, who are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

Eskapa Property - Geochemical analysis for rock-chip and drill core samples from the Eskapa property were conducted by two major laboratories, Bondar-Clegg (from 1995-1999) and ALS Chemex in 2001.  These laboratories subsequently merged as ALS Chemex which is an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  In preparation for analysis, drill core was cut or split in half, with one half kept for reference and re-analysis if necessary, while the other half was bagged and sealed as a sample for analysis.  No standards or blanks were submitted with any of the samples for analysis by Bondar-Clegg, whereas the samples for analysis by ALS Chemex in 2001 included blanks and standards to provide quality control and check analysis were run on approximately 10% of the samples for any one submittal.

Closing Comments

We trust that by providing this additional information, we have adequately fulfilled the property information guidance as noted in your Comments Letter.  If acceptable, SAMEX Mining Corp. will revise the description of our material properties to include this information in future filings with the SEC.

SAMEX Mining Corp. (the “Company”) hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your comments or instructions on any additional steps or filings the Company may need to take in relation to your comments letter and the additional information we have provided in this response letter.  Thank you.

Sincerely,

“Larry McLean”

Larry McLean

Vice President – Operations & CFO

SAMEX Mining Corp.